                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *


                            Bancinsurance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05945K-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]      Rule 13d-1(b)
     [ ]      Rule 13d-1(c)
     [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages
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CUSIP NO. 05945K-10-2                  13G/A                   PAGE 2 OF 7 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Certain members of the Simon Sokol family are filing this Amendment No. 3 to Schedule 13G as a group. The members of the group are Simon Sokol, Barbara
K. Sokol and John S. Sokol.


2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a)  X
                                                                    ---

                                                                (b)
                                                                    ---

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                  3,049,253 (See Item 4 below for number of shares beneficially owned by each member of group)

6.       SHARED VOTING POWER
                  -0-

7.       SOLE DISPOSITIVE POWER
                  3,049,253 (See Item 4 below for number of shares beneficially owned by each member of group)

8.       SHARED DISPOSITIVE POWER
                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,049,253 (See Item 4 below for number of shares beneficially owned by each member of group)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  52.0% (See Item 4 below for percent of class owned by each member of group)

                                Page 2 of 7 Pages
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12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

Item 1(a).  Name of Issuer.
---------------------------

                  Bancinsurance Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
------------------------------------------------------------

                  20 East Broad Street, 4th Floor
                  Columbus, Ohio 43215

Item 2(a).  Name of Person Filing.
----------------------------------

         Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Simon Sokol family are filing this Amendment No. 3 to Schedule 13G as a group.

         The individual members of the group on behalf of whom this Amendment No. 3 to Schedule 13G is being filed consist of:

Simon Sokol, individually

Barbara K. Sokol, individually and as trustee of trusts for the benefit of her children

John S. Sokol, individually and as custodian for his minor child

         Barbara K. Sokol is the wife of Simon Sokol. John S. Sokol is the son of Simon Sokol and Barbara K. Sokol. Each of Simon Sokol, Barbara K. Sokol and John S. Sokol have previously filed separate Schedule 13G's. Because of their family relationship, they have elected to file this Schedule 13G/A as a group.

Item 2(b).  Address of Principal Business Office or, if None, Residence.
------------------------------------------------------------------------

                  c/o Simon Sokol
                  20 East Broad Street, 4th Floor
                  Columbus, Ohio 43215

Item 2(c).  Citizenship.
------------------------

                  United States

Item 2(d).  Title of Class of Securities.
-----------------------------------------

                  Common Shares, without par value

Item 2(e).  CUSIP Number.
-------------------------

                  05945K-10-2

                                Page 3 of 7 Pages
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Item 3.
-------

                  Not Applicable

Item 4.  Ownership.
-------------------

                  (a) Amount beneficially owned: 3,049,253 Common Shares as of December 31, 2000 (1)

                  (b)      Percent of class: 52.0% as of December 31, 2000 (1)

                  (c)      Number of Common Shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:

                                    3,049,253 as of December 31, 2000 (1)

                           (ii)     Shared power to vote or to direct the vote:

                                    None

                           (iii) Sole power to dispose or to direct the disposition of:

                                    3,049,253 as of December 31, 2000 (1)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    None

--------------------


         (1) 629,976 of such Common Shares are beneficially owned by Simon Sokol. Simon Sokol owns of record 599,976 Common Shares (10.3%) and also is the beneficial owner of 30,000 Common Shares (0.5%) that underlie exercisable stock options.

         2,317,825 of such Common Shares are beneficially owned by Barbara K. Sokol. Barbara K. Sokol owns of record 1,585,192 Common Shares (27.5 %). As trustee of trusts for the benefit of her three children (John S. Sokol (244,211 Common Shares), James K. Sokol (244,211 Common Shares) and Carla A. Sokol (244,211 Common Shares)), Barbara K. Sokol also beneficially owns 732,633 Common Shares ( 12.7%). As trustee, she is empowered to exercise all rights with regard to such Common Shares.

         101,452 of such Common Shares are beneficially owned by John S. Sokol. Of these Common Shares, John S. Sokol owns of record or through a broker 32,130 Common Shares (0.6%), and 2,100 Common Shares (0.03%) are owned by John S. Sokol's wife as to which he disclaims beneficial ownership. John S. Sokol also is the beneficial owner of 63,000 Common Shares (1.1%) that underlie exercisable stock options. In addition, as custodian for his minor child, John S. Sokol beneficially owns 4,222 Common Shares (0.07%).

                                Page 4 of 7 Pages
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         Each of the undersigned disclaims beneficial ownership of Common Shares owned by the other undersigned members of his or her family, and this filing shall not be an admission that any of the undersigned is, for purposes of
Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of another undersigned.

Item 5.  Ownership of Five Percent or Less of a Class.
------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following.   [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------------------------------------------------------------------------

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
           Security Being Reported on by the Parent Holding Company or Control
           -------------------------------------------------------------------
           Person.
           -------

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.
-------------------------------------------------------------------

                  In lieu of a separate exhibit, please see Item 2(a).

Item 9.  Notice of Dissolution of Group.
----------------------------------------

                  Not Applicable

Item 10.  Certifications.
-------------------------

                  Not Applicable

                                Page 5 of 7 Pages
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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  February 9, 2001

/s/ Simon Sokol
-----------------------------------
Simon Sokol,
individually

/s/ Barbara K. Sokol
-----------------------------------
Barbara K. Sokol,
individually and as trustee

/s/ John S. Sokol
-----------------------------------
John S. Sokol,
individually and as custodian


         * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 3 to the Schedule 13G filed on January 7, 1998 (as amended by Amendment No. 1 filed on January 18, 1999 and Amendment No. 2 filed on January 14, 2000) with the Securities and Exchange Commission on behalf of Simon Sokol, is filed pursuant to an agreement among the above-listed parties, which is attached hereto as EXHIBIT A.

                                Page 6 of 7 Pages
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                                    EXHIBIT A
                                    ---------


                  Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 3 to Schedule 13G, as previously amended by Amendment No. 1 and Amendment No. 2, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  February 9, 2001

/s/ Simon Sokol
----------------------------------
Simon Sokol,
individually

/s/ Barbara K. Sokol
----------------------------------
Barbara K. Sokol,
individually and as trustee

/s/ John S. Sokol
----------------------------------
John S. Sokol,
individually and as custodian


                                Page 7 of 7 Pages